Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-180289

December 13, 2012

Final Term Sheet:

Issuer:	HSBC USA Inc.

Bookrunner:	HSBC Securities (USA) Inc.

Structure:	5-year Senior Notes

Ratings:	A2/A+/AA- (Stable/Negative/Stable)

Pricing Date:	December 13, 2012

Settlement Date:	December 20, 2012 (T+5)

Maturity Date:	January 16, 2018

Form of Note:	Senior Notes

Form of Offering:	SEC Registered

CUSIP/ISIN:	40428H PH9/US40428HPH92

Senior Co-Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Comerica Securities, Inc.
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Loop Capital Markets LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	ABN AMRO Securities (USA) LLC
Danske Markets Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
Mischler Financial Group, Inc.
Natixis Securities Americas LLC
RB International Markets (USA) LLC
RBS Securities Inc.

Transaction Details:

Principal Amount:	$1,500,000,000

Benchmark Treasury:	UST 0.625% due November 2017

Treasury Yield:	0.684%

Treasury Price:	99-22 3/4

Re-offer Spread:	UST + 100 basis points

Coupon:	1.625%

Re-offer Yield:	1.684%

Issue Price:	99.714%

Gross Fees:	0.350%

Net Price:	99.364%

Total Proceeds to Issuer:	$1,490,460,000

Interest Payment Dates:	Semi-annual on each January 16 and July 16, commencing July 16, 2013

Call Features:	NCL

Day Count Convention:	30/360

Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter

Principal Paying Agent:	HSBC Bank USA, N.A.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Senior Notes will be made against payment therefor on or about December 20, 2012, which will be the fifth business day following the date of pricing of the Senior Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade those Senior Notes on the date of pricing or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

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